EXHIBIT 99.1

May 15, 1998


Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. A summary of the unaudited financial results follows (dollars in millions):

                                                     QUARTER ENDED MARCH 31,


                                                      1998           1997(e)
Net sales.................................        $171.4           $160.2
Operating income..........................           9.5             12.8
Net interest expense (a)..................          10.0              2.6
Cash interest expense (a).................           7.0              2.6
EBITDA (b)................................          13.7             17.5
EBITDA _ for the four quarters ended......          70.2               -
Ratio of EBITDA to interest expense (c)...           1.5 x             -
Ratio of EBITDA to cash interest expense(c)          2.1 x             -
Leverage Ratios:
   Senior debt to EBITDA (d)..............           2.2 x             -
   Total debt to EBITDA (d)...............           5.9 x             -


(a)  Excludes amortization of debt issuance costs.

(b) EBITDA represents operating earnings before non-recurring recapitalization and Ultravent expenses, non-cash inventory reserves, and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

(c) Ratios calculated for the nine months ended March 31, 1998 (the period following the recapitalization).

(d) Senior debt and total debt is net of unencumbered cash. Ratios are calculated using EBITDA for the four quarters ended March 31, 1998.

(e) Ratios have not been provided for the 1997 period due to non-comparability of information due to the Merger and recapitalization financing in June 1997.

For the quarter ended March 31, 1998, net sales increased $11.2 million, or 7% over the first quarter of 1997. Severe weather and storm activity in coastal areas positively impacted generator sales in 1998 with volume up $7.4 million over the first quarter of 1997. However, the excessively wet weather in the western United States negatively impacted order and shipping volumes in Plumbing Fixtures, as net sales for the first quarter of 1998 were $2.2 million below the level achieved in 1997. Additionally, the Company benefited from strong demand for its residential and light commercial vents and registers as well as strong demand in heavy commercial products as Air Distribution products' more central U.S. market strength was not significantly impacted by coastal weather patterns. Sales of the Company's compressor products for the first quarter of 1998 increased $7.1 million over 1997 as redesigned, more price competitive units experienced strong demand, particularly through Sears. Pressure washer volumes were down approximately $3.8 million in 1998 compared to the first quarter of 1997, as the implementation of the Company's "no-returns" policy resulted in a smaller customer base for this product line in 1998.


EBITDA and EBITDA margins of $13.7 million and 8.0%, respectively, for the first quarter of 1998 have decreased from the first quarter of 1997 levels of $17.5 million and 10.9%, respectively. In Air Power Products, the unfavorable comparison to 1997 is the result of: a) lower margins as a result of implementing a "no returns" policy for pressure washers in 1998, and b) higher margins reflected on pressure washer sales in the first two quarters of 1997, which were based upon anticipated return rates and related costs that ultimately developed to be significantly higher than those originally assumed. This subsequent adverse development in pressure washer returns resulted in the recognition of significant charges in the fourth quarter of 1997. First quarter results continue to be affected by manufacturing inefficiencies in Plumbing Fixtures. The Company has instituted cost controls, revised process flows, implemented management changes and committed additional capital for cost reduction programs in order to improve its manufacturing costs. While the Company expects long term benefits from these actions, it is likely that the results for the second quarter will continue to be adversely impacted until these improvements are fully integrated into the manufacturing process. Additionally, pricing within the Company's flexible duct product line contributed to the reduced operating profit in the first quarter of 1998 versus 1997. Pricing for this product line came under pressure in the second half of 1997, with pricing in 1998 remaining consistent with the fourth quarter of 1997.

The consolidated statement of income reflects an increased level of interest expense for the current quarter over 1997 due to the merger financing entered into in June 1997.

The Company continues to have significant liquidity to fund operations and make new investments. At March 31, 1998, the Company had $19.5 million of unrestricted cash and $120.0 million of borrowing availability under its revolving credit facility.

Falcon's business strategy continues to focus on strengthening the Company's market leadership positions through domestic and international market expansion, new products and product line extensions, expansion of our distribution network, and strategic and complementary acquisitions. We continue to work on and evaluate a number of projects and acquisition candidates to expand our product offerings, customers and geographic base, although we intend to remain disciplined in our acquisition approach in the current highly competitive environment.

In March 1998 the Company filed a Form 15 with the Securities and Exchange Commission ("SEC") that formally terminated its obligation to file reports under the equity securities requirements. The Company will continue to file reports with the SEC, however, pursuant to provisions in its indentures.

We thank you for your continued support and confidence.

/s/  William K. Hall
William K. Hall
Chairman, President & Chief
  Executive Officer

Forward-looking statements in this letter are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, changes in general economic conditions, fluctuations in interest rates, increases in raw materials and labor costs, levels of competition and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.